UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Interim Condensed Consolidated Financial Statements for the nine-months period ended 30 September 2014 and 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: November 10, 2015

Item 1

GEOPARK LIMITED

Interim condensed consolidated

financial statements

For the nine-months period ended 30 September 2014 and 2015

 GEOPARK LIMITED

30, SEPTEMBER 2015

CONTENTS

Page

3	Consolidated Statement of Income and Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Selected explanatory notes

GEOPARK LIMITED 30 SEPTEMBER 2015

CONSOLIDATED STATEMENT OF INCOME

Amounts in US$ ´000	Note	Three-months period ended 30 September 2015 (Unaudited)	Three-months period ended 30 September 2014 (Unaudited)	Nine-months period ended 30 September 2015 (Unaudited)	Nine-months period ended 30 September 2014 (Unaudited)
NET REVENUE	2	47,820	131,803	164,290	347,983
Production and operating costs	4	(18,217)	(41,017)	(64,584)	(98,430)
Geological and geophysical expenses	5	(3,284)	(3,417)	(9,576)	(9,023)
Administrative expenses	6	(9,088)	(13,013)	(27,306)	(34,886)
Selling expenses	7	(394)	(9,331)	(3,814)	(21,647)
Depreciation		(24,492)	(27,130)	(74,343)	(72,808)
Write-off of unsuccessful efforts	9	(3,704)	(8)	(3,704)	(8,645)
Other (expenses) income		(3,880)	782	(12,643)	1,754
OPERATING (LOSS) PROFIT		(15,239)	38,669	(31,680)	104,298
Financial costs	8	(8,968)	(7,510)	(26,093)	(20,031)
Foreign exchange loss		(28,411)	(13,040)	(44,429)	(11,648)
(LOSS) PROFIT BEFORE TAX		(52,618)	18,119	(102,202)	72,619
Income tax benefit (expense)		14,964	(6,190)	19,101	(23,022)
(LOSS) PROFIT FOR THE PERIOD		(37,654)	11,929	(83,101)	49,597
Attributable to:
Owners of the parent		(36,178)	8,476	(76,402)	36,934
Non-controlling interest		(1,476)	3,453	(6,699)	12,663
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Basic		(0.63)	0.14	(1.33)	0.66
(Losses) Earnings per share (in US$) for (loss) profit attributable to owners of the Company. Diluted		(0.63)	0.14	(1.33)	0.59

STATEMENT OF COMPREHENSIVE INCOME

Amounts in US$ ´000	Three-months period ended 30 September 2015 (Unaudited)	Three-months period ended 30 September 2014 (Unaudited)	Nine-months period ended 30 September 2015 (Unaudited)	Nine-months period ended 30 September 2014 (Unaudited)
(Loss) Profit for the period	(37,654)	11,929	(83,101)	49,597
Other comprehensive income
Currency translation differences	2,693	(2,985)	(1,193)	(641)
Total comprehensive income for the period	(34,961)	8,944	(84,294)	48,956
Attributable to:
Owners of the parent	(33,485)	5,491	(77,595)	36,293
Non-controlling interest	(1,476)	3,453	(6,699)	12,663

GEOPARK LIMITED 30 SEPTEMBER 2015

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	At 30 September 2015 (Unaudited)	Year ended 31 December 2014
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	725,425	790,767
Prepaid taxes		1,777	1,253
Other financial assets		12,593	12,979
Deferred income tax		46,002	33,195
Prepayments and other receivables		232	349
TOTAL NON CURRENT ASSETS		786,029	838,543
CURRENT ASSETS
Inventories		4,736	8,532
Trade receivables		11,570	36,917
Prepayments and other receivables		7,903	13,993
Prepaid taxes		18,482	13,459
Cash at bank and in hand		90,380	127,672
TOTAL CURRENT ASSETS		133,071	200,573

TOTAL ASSETS		919,100	1,039,116
EQUITY
Equity attributable to owners of the Company
Share capital	10	58	58
Share premium		209,667	210,886
Reserves		122,824	124,017
Retained earnings (accumulated losses)		(31,747)	40,596
Attributable to owners of the Company		300,802	375,557
Non-controlling interest		96,954	103,569
TOTAL EQUITY		397,756	479,126
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	11	338,343	342,440
Provisions for other long-term liabilities	12	45,259	46,910
Deferred income tax		28,243	30,065
Trade and other payables	13	19,555	16,583
TOTAL NON CURRENT LIABILITIES		431,400	435,998
CURRENT LIABILITIES
Borrowings	11	26,242	27,153
Current income tax		662	7,935
Trade and other payables	13	63,040	88,904
TOTAL CURRENT LIABILITIES		89,944	123,992
TOTAL LIABILITIES		521,344	559,990

TOTAL EQUITY AND LIABILITIES		919,100	1,039,116

GEOPARK LIMITED 30 SEPTEMBER 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital	Share Premium	Other Reserve	Translation Reserve	Retained earnings (accumulated losses)	Non - controlling Interest	Total
Equity at 1 January 2014	44	120,426	127,527	(1,062)	23,906	95,116	365,957
Profit for the nine – months period	-	-	-	-	36,934	12,663	49,597
Currency translation differences	-	-	-	(641)	-	-	(641)
Total comprehensive income for the period ended 30 September 2014	-	-	-	(641)	36,934	12,663	48,956
Proceeds from issuance of shares	14	90,848	-	-	-	-	90,862
Share-based payment	-	-	-	-	6,853	-	6,853
	14	90,848	-	-	6,853	-	97,715
Balance at 30 September 2014 (Unaudited)	58	211,274	127,527	(1,703)	67,693	107,779	512,628

Balance at 31 December 2014	58	210,886	127,527	(3,510)	40,596	103,569	479,126
Loss for the nine – months period	-	-	-	-	(76,402)	(6,699)	(83,101)
Currency translation differences	-	-	-	(1,193)	-	-	(1,193)
Total comprehensive income for the period ended 30 September 2015	-	-	-	(1,193)	(76,402)	(6,699)	(84,294)
Repurchase of shares	-	(1,615)	-	-	-	-	(1,615)
Share-based payment	-	396	-	-	4,059	84	4,539
	-	(1,219)	-	-	4,059	84	2,924
Balance at 30 September 2015 (Unaudited)	58	209,667	127,527	(4,703)	(31,747)	96,954	397,756

GEOPARK LIMITED 30 SEPTEMBER 2015

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Nine-months period ended 30 September 2015 (Unaudited)	Nine-months period ended 30 September 2014 (Unaudited)
Cash flows from operating activities
(Loss) Profit for the period	(83,101)	49,597
Adjustments for:
Income tax (benefit) expense	(19,101)	23,022
Depreciation	74,343	72,808
Loss on disposal of property, plant and equipment	314	583
Write-off of unsuccessful efforts	3,704	8,645
Amortisation of other long-term liabilities	(468)	(381)
Accrual of borrowing’s interests	19,812	19,495
Unwinding of long-term liabilities	2,141	1,167
Accrual of share-based payment	4,539	7,988
Income tax paid	(7,625)	(1,306)
Foreign exchange loss	44,429	11,648
Change in working capital	(6,106)	(29,076)
Cash flows from operating activities – net	32,881	164,190
Cash flows from investing activities
Purchase of property, plant and equipment	(42,280)	(169,154)
Acquisitions of companies, net of cash acquired	-	(114,967)
Collections related to financial leases	-	4,460
Cash flows used in investing activities – net	(42,280)	(279,661)
Cash flows from financing activities
Proceeds from issuance of shares	-	90,862
Proceeds from borrowings	-	67,155
Proceeds from loans received from related parties	2,400	8,107
Principal paid	(79)	(16,965)
Repurchase of shares	(1,615)	-
Interest paid	(25,809)	(23,972)
Cash flows (used in) / from financing activities - net	(25,103)	125,187
Net (decrease) / increase in cash and cash equivalents	(34,502)	9,716
Cash and cash equivalents at 1 January	127,672	121,105
Currency translation differences	(2,790)	(2,100)
Cash and cash equivalents at the end of the period	90,380	128,721
Ending Cash and cash equivalents are specified as follows:
Cash in banks	90,369	128,780
Cash in hand	11	22
Bank overdrafts	-	(81)
Cash and cash equivalents	90,380	128,721

GEOPARK LIMITED 30 SEPTEMBER 2015

SELECTED EXPLANATORY NOTES

Note 1

General information

GeoPark Limited (the Company) is a company incorporated under the law of Bermuda. The Registered Office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM11, Bermuda.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil, Peru and Argentina. The Group has working interests and/or economic interests in 35 hydrocarbon blocks.

This consolidated interim financial report was authorised for issue by the Board of Directors on 9 November 2015.

Basis of Preparation

The consolidated interim financial report of GeoPark Limited is presented in accordance with IAS 34 “Interim Financial Reporting”. It does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual financial statements as at and for the years ended 31 December 2013 and 2014, which have been prepared in accordance with IFRS.

The consolidated interim financial report has been prepared in accordance with the accounting policies applied in the most recent annual financial statements. For further information please refer to GeoPark Limited's consolidated financial statements for the year ended 31 December 2014.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

The activities of the Company are not subject to significant seasonal changes.

The Management of the Company has changed the presentation of the Consolidated Statement of Income re-ordering the profit and loss line items and showing the depreciation and write off of unsuccessful efforts lines separately for a better explanation of the elements of performance.

Estimates

The preparation of interim financial information requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2014.

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 1 (Continued)

Financial risk management

The Company’s activities expose it to a variety of financial risks: currency risk, price risk, credit risk-concentration, funding and liquidity risk, interest risk and capital risk. The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as at 31 December 2014.

There have been no changes in the risk management since year end or in any risk management policies.

Subsidiary undertakings

The following chart illustrates the Group structure as of 30 September 2015 (*):

(*) LG International is not a subsidiary, it is Non-controlling interest.

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 1 (Continued)

Subsidiary undertakings (Continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Limited – Bermuda	100%
	GeoPark Argentina Limited – Argentinean Branch	100% (a)
	GeoPark Latin America Limited	100%
	GeoPark Latin America Limited – Agencia en Chile	100% (a)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gás Ltda. (Brazil)	100% (a) (f)
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	100% (a) (b)
	GeoPark Colombia SAS (Colombia)	100% (a)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Coöperatie U.A. (The Netherlands)	100%
	GeoPark Colombia Coöperatie U.A. (The Netherlands)	100% (a) (c)
	GeoPark S.A.C. (Perú)	100% (a)
	GeoPark Perú S.A.C. (Perú)	100% (a)
	GeoPark Operadora del Perú S.A.C. (Perú)	100% (a)
	GeoPark Perú Coöperatie U.A. (The Netherlands)	100%
	GeoPark Brazil Coöperatie U.A. (The Netherlands)	100%
Joint operations	Tranquilo Block (Chile)	50% (e)
	Flamenco Block (Chile)	50% (e)
	Campanario Block (Chile)	50% (e)
	Isla Norte Block (Chile)	60% (e)
	Llanos 17 Block (Colombia)	36.84%
	Yamu/Carupana Block (Colombia)	79.5%/90% (e)
	Llanos 34 Block (Colombia)	45% (e)
	Llanos 32 Block (Colombia)	10%
	CPO-4 Block (Colombia)	50% (e)
	Puelen (Argentina)	18%
	Sierra del Nevado (Argentina)	18%
	Manati Field (Brazil)	10%
	CN-V (Argentina)	50%

(a)	Indirectly owned.

(b)	Dormant companies.

(c)	LG International has 20% interest.

(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totaling 31.2%.

(e)	GeoPark is the operator in all blocks.

(f)	On 17 December 2014, the ANP approved the transfer of cession of rights of the Block from Rio das Contas to GeoPark Brazil. On 31 January 2015, both companies, Rio das Contas and GeoPark Brazil were merged into GeoPark Brazil (see Note 34.c to the audited Consolidated Financial Statements as of 31 December 2014).

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 2

Net Revenue

Amounts in US$ '000	Three-months period ended 30 September 2015	Three-months period ended 30 September 2014	Nine-months period ended 30 September 2015	Nine-months period ended 30 September 2014

Sale of crude oil	38,568	111,575	129,568	298,830
Sale of gas	9,252	20,228	34,722	49,153
	47,820	131,803	164,290	347,983

Note 3

Segment Information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Committee. This committee is integrated by the CEO, COO, CFO and managers in charge of the Geoscience, Operations, Legal and Governance, Finance and People departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The committee considers the business from a geographic perspective. As from 2015, the committee has changed the disclosure of certain elements of performance to be more comparable with other companies in the market and also to better follow up the performance of the business. This change impacts the segment information because gross profit or loss is no longer shown but no impact is generated in the measure of segment profit and loss.

The Executive Committee assesses the performance of the operating segments based on a measure of Adjusted EBITDA. Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non recurring events. Operating Netback is equivalent to Adjusted EBITDA before cash expenses included in Administrative, Geological and Geophysical and Other operating expenses. Other information provided, except as noted below, to the Executive Committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 3 (Continued)

Segment Information (Continued)

Nine-months period ended 30 September 2015

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Peru	Colombia	Corporate
Net Revenue	164,290	597	34,639	24,862	-	104,192	-
Sale of crude oil	129,568	597	24,035	744	-	104,192	-
Sale of gas	34,722	-	10,604	24,118	-	-	-
Production and operating costs	(64,584)	(1,456)	(22,365)	(5,595)	-	(35,168)	-
Royalties	(10,460)	(35)	(1,559)	(2,244)	-	(6,622)	-
Transportation costs	(3,550)	(2)	(1,855)	-	-	(1,693)	-
Share-based payment	(342)	(143)	(83)	-	-	(116)	-
Other costs	(50,232)	(1,276)	(18,868)	(3,351)	-	(26,737)	-
Depreciation	(74,343)	(149)	(27,877)	(10,081)	(97)	(36,139)	-
Operating (Loss) / Profit	(31,680)	(4,497)	(38,490)	6,141	(3,342)	14,214	(5,706)
Adjusted EBITDA	63,171	(2,609)	(1,159)	16,366	(3,255)	57,571	(3,743)

Nine-months period ended 30 September 2014

Amounts in US$ '000	Total	Argentina	Chile	Brazil	Peru	Colombia	Corporate
Net Revenue	347,983	1,300	124,102	27,615	-	194,966	-
Sale of crude oil	298,830	1,296	101,420	1,148	-	194,966	-
Sale of gas	49,153	4	22,682	26,467	-	-	-
Production and operating costs	(98,430)	(523)	(32,822)	(5,768)	-	(59,317)	-
Royalties	(17,541)	(179)	(5,775)	(1,950)	-	(9,637)	-
Transportation costs	(9,700)	(6)	(5,406)	-	-	(4,288)	-
Share-based payment	(2,208)	(343)	(1,260)	-	-	(605)	-
Other costs	(68,981)	5	(20,381)	(3,818)	-	(44,787)	-
Depreciation	(72,808)	(179)	(27,452)	(8,038)	-	(37,054)	(85)
Operating Profit / (Loss)	104,298	(3,515)	38,408	7,219	-	70,265	(8,079)
Adjusted EBITDA	192,669	(1,050)	73,415	15,321	-	109,489	(4,506)

Total Assets	Total	Argentina	Chile	Brazil	Peru	Colombia	Corporate
30 September 2015	919,100	4,254	520,894	99,328	4,487	244,627	45,510
31 December 2014	1,039,116	3,839	541,481	151,770	4,813	263,070	74,143

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 3 (Continued)

Segment Information (Continued)

A reconciliation of total Operating netback to total profit before income tax is provided as follows:

	Three–months period ended 30 September 2015	Three–months period ended 30 September 2014	Nine-months period ended 30 September 2015	Nine-months period ended 30 September 2014
Operating netback	29,792	83,148	96,454	232,482
Geological and geophysical expenses	(3,524)	(3,713)	(9,613)	(9,629)
Administrative expenses	(8,056)	(11,546)	(23,670)	(30,184)
Adjusted EBITDA for reportable segments	18,212	67,889	63,171	192,669
Depreciation (a)	(24,492)	(27,130)	(74,343)	(72,808)
Share-based payment	(1,423)	(2,391)	(4,539)	(7,988)
Impairment and write-off of unsuccessful efforts	(3,704)	(8)	(3,704)	(8,645)
Others (b)	(3,832)	309	(12,265)	1,070
Operating (Loss) / Profit	(15,239)	38,669	(31,680)	104,298
Financial costs	(8,968)	(7,510)	(26,093)	(20,031)
Foreign exchange loss	(28,411)	(13,040)	(44,429)	(11,648)
(Loss) / Profit before tax	(52,618)	18,119	(102,202)	72,619

(a)	Net of capitalised costs for oil stock included in Inventories. Depreciation includes US$ 2,770,000 (US$ 1,760,000 in 2014) generated by assets not related to production activities. For the three months period ended 30 September 2015 the amount included in depreciation is US$ 921,000 (US$ 669,000 in 2014).

(b)	In 2015 includes termination costs (see Note 14). Also includes internally capitalised costs.

The following table presents a reconciliation of Adjusted EBITDA to operating profit for the nine-month periods ended 30 September 2015 and 2014:

	Nine-months period ended 30 September 2015
	Colombia	Chile	Brazil	Other (*)	Total
Adjusted EBITDA for reportable segments	57,571	(1,159)	16,366	(9,607)	63,171
Depreciation	(36,139)	(27,877)	(10,081)	(246)	(74,343)
Share-based payment	(330)	(286)	(66)	(3,857)	(4,539)
Impairment and write-off of unsuccessful efforts	(3,704)	-	-	-	(3,704)
Others (**)	(1,159)	(9,168)	(78)	(1,860)	(12,265)
Operating Profit / (Loss)	16,239	(38,490)	6,141	(15,570)	(31,680)

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 3 (Continued)

Segment Information (Continued)

	Nine-months period ended 30 September 2014
	Colombia	Chile	Brazil	Other (*)	Total
Adjusted EBITDA for reportable segments	109,489	73,415	15,321	(5,556)	192,669
Depreciation	(37,054)	(27,452)	(8,038)	(264)	(72,808)
Share-based payment	(605)	(2,191)	(65)	(5,127)	(7,988)
Impairment and write-off of unsuccessful efforts	(1,565)	(7,050)	-	(30)	(8,645)
Others	-	1,686	-	(616)	1,070
Operating Profit / (Loss)	70,265	38,408	7,218	(11,593)	104,298

(*) Includes Argentina, Perú and Corporate.

(**) Includes termination costs (see Note 14).

Note 4

Production and operating costs

Amounts in US$ '000	Three-months period ended 30 September 2015	Three-months period ended 30 September 2014	Nine-months period ended 30 September 2015	Nine-months period ended 30 September 2014
Well and facilities maintenance	2,522	7,457	13,664	17,700
Staff costs	3,487	3,898	13,797	9,270
Royalties	4,356	5,544	10,460	17,541
Consumables	1,853	4,867	6,154	14,087
Transportation costs	924	2,625	3,550	9,700
Equipment rental	854	1,336	2,571	5,410
Field camp	581	1,287	2,116	4,143
Gas plant costs	361	833	1,246	2,472
Non operated blocks costs	841	4,575	1,810	7,409
Share-based payment	190	714	342	2,208
Other costs	1,895	5,198	6,105	11,332
Crude oil stock variation	353	2,683	2,769	(2,842)
	18,217	41,017	64,584	98,430

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 5

Geological and geophysical expenses

Amounts in US$ '000	Three-months period ended 30 September 2015	Three-months period ended 30 September 2014	Nine-months period ended 30 September 2015	Nine-months period ended 30 September 2014
Staff costs	2,858	3,173	7,592	8,024
Share-based payment	201	209	561	1,079
Other services	666	541	2,021	1,606
Allocation to capitalised project	(441)	(506)	(598)	(1,686)
	3,284	3,417	9,576	9,023

Note 6

Administrative expenses

Amounts in US$ '000	Three-months period ended 30 September 2015	Three-months period ended 30 September 2014	Nine-months period ended 30 September 2015	Nine-months period ended 30 September 2014
Staff costs	4,794	4,309	14,776	11,886
Share-based payment	1,032	1,468	3,636	4,701
Consultant fees	1,079	1,381	2,821	4,172
Office expenses	496	778	1,935	2,584
New projects	472	910	678	2,221
Travel expenses	444	828	973	1,795
Director fees and allowance	285	705	818	1,317
Other administrative expenses	486	2,634	1,669	6,210
	9,088	13,013	27,306	34,886

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 7

Selling expenses

Amounts in US$ '000	Three-months period ended 30 September 2015	Three-months period ended 30 September 2014	Nine-months period ended 30 September 2015	Nine-months period ended 30 September 2014
Transportation	266	6,416	3,375	18,317
Selling taxes and other	128	2,915	439	3,330
	394	9,331	3,814	21,647

Note 8

Financial costs

Amounts in US$ '000	Three-months period ended 30 September 2015	Three-months period ended 30 September 2014	Nine-months period ended 30 September 2015	Nine-months period ended 30 September 2014
Financial expenses
Bank charges and other financial costs	752	1,132	2,415	2,147
Unwinding of long-term liabilities	694	461	2,141	1,167
Interest and amortisation of debt issue costs	7,942	7,423	23,061	21,803
Less: amounts capitalised on qualifying assets	(105)	(601)	(264)	(1,818)
Financial income
Interest received	(315)	(905)	(1,260)	(3,268)
	8,968	7,510	26,093	20,031

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 9

Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery	Buildings and improve-ments	Construction in progress	Exploration and evaluation assets	TOTAL
Cost at 1 January 2014	493,260	5,731	98,837	7,018	40,429	147,759	793,034
Additions	3,370	2,010	12	-	93,520	79,978	178,890
Acquisition of subsidiaries	112,646	273	-	-	-	-	112,919
Currency translation differences	(7,837)	(8)	-	-	-	(193)	(8,038)
Disposals	-	(319)	(666)	-	-	-	(985)
Write-off / Impairment loss (1)	-	-	-	-	-	(8,645)	(8,645)
Transfers	140,325	886	10,483	1,890	(82,062)	(71,522)	-
Cost At 30 September 2014	741,764	8,573	108,666	8,908	51,887	147,377	1,067,175

Cost at 1 January 2015	749,947	12,057	111,646	9,527	59,425	140,444	1,083,046
Additions	(799) (2)	658	-	28	26,295	14,138	40,320
Disposals	-	(13)	-	(84)	-	-	(97)
Write-off / Impairment loss (1)	-	-	-	-	-	(3,704)	(3,704)
Transfers	38,680	410	17,091	572	(42,389)	(14,364)	-
Currency translation differences	(28,698)	(190)	-	149	(2,685)	(1,580)	(33,004)
Cost At 30 September 2015	759,130	12,922	128,737	10,192	40,646	134,934	1,086,561

Depreciation and write-down at 1 January 2014	(157,390)	(2,800)	(35,677)	(1,721)	-	-	(197,588)
Depreciation	(65,684)	(1,163)	(7,192)	(597)	-	-	(74,636)
Disposals	-	251	151	-	-	-	402
Depreciation and write-down At 30 September 2014	(223,074)	(3,712)	(42,718)	(2,318)	-	-	(271,822)

Depreciation and write-down at 1 January 2015	(240,439)	(4,449)	(45,147)	(2,244)	-	-	(292,279)
Depreciation	(59,665)	(2,091)	(10,485)	(679)	-	-	(72,920)
Currency translation differences	4,164	(33)	-	(92)	-	-	4,039
Disposals	-	8	-	16	-	-	24
Depreciation and write-down at 30 September 2015	(295,940)	(6,565)	(55,632)	(2,999)	-	-	(361,136)

Carrying amount at 30 September 2014	518,690	4,861	65,948	6,590	51,887	147,377	795,353
Carrying amount at 30 September 2015	463,190	6,357	73,105	7,193	40,646	134,934	725,425

(1)	Corresponds to write-off of Exploration and evaluation assets in Colombia for US$ 3,704,000 mainly in CPO-4 (US$ 6,865,000 in Chile and US$ 1,772,000 in Colombia in 2014).

(2)	Corresponds to the effect of restimation of assets retirement obligations in Colombia.

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 10

Share capital

Issued share capital	Nine-months 30 September 2015	Year ended 31 December 2014
Common stock (US$ ´000)	58	58
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	57,495,159	57,790,533
Total common shares in issue	57,495,159	57,790,533

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,949,000
Amount in US$	5,171,949	5,171,949

GeoPark’s share capital only consists of common shares. The authorized share capital consists of 5,171,949,000 common shares of par value US$ 0.001 per share. As of 30 September 2015 there are 57,495,159 common shares outstanding. All of the Company issued and outstanding common shares are fully paid and nonassessable. The Company also has an employee incentive program, pursuant to which it has granted share awards to its senior management and certain key employees (see Notes 25 and 29 to the audited Consolidated Financial Statements as of 31 December 2014).

Note 11

Borrowings

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2015	Year ended 31 December 2014
Notes GeoPark Latin America Agencia en Chile (a)	296,445	300,963
Banco Itaú (b)	68,130	68,540
Banco de Crédito e Inversiones (c)	10	90
	364,585	369,593

Classified as follows:

Current	26,242	27,153
Non-Current	338,343	342,440

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 11 (Continued)

Borrowings (Continued)

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum (yield 7.625% per annum). Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. The debt issuance cost for this transaction amounted to US$ 7,637,000. The indenture governing our Notes due 2020 includes incurrence test covenants that provides among other things, that, the Debt to EBITDA ratio should not exceed 2.5 times and the EBITDA to Interest ratio should exceed 3.5 times. As of the date of these interim condensed consolidated financial statements, the Company’s Debt to EBITDA ratio was 4.0 times and the EBITDA to Interest ratio was 2.7 times, primarily due to the lower oil prices that impacted the Company’s EBITDA generation. Failure to comply with the incurrence test covenants does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing certain corporate actions including but not limited to dividend payments, restricted payments and others, (other than in each case, certain specific exceptions). As of the date of these interim condensed consolidated financial statements, the Company is in compliance of all the indenture’s provisions.

(b) During March 2014, GeoPark executed a loan agreement with Itaú BBA International for US$ 70,450,000 to finance the acquisition of a 10% working interest in the Manatí field in Brazil. The interest rate applicable to this loan is LIBOR plus 3.9% per annum. The interest will be paid semi-annually; principal will be cancelled semi-annually with a year grace period. The debt issuance cost for this transaction amounted to US$ 3,295,000. This loan includes covenants restricting dividend payments and new indebtedness. As of the date of these interim condensed consolidated financial statements, the Company has complied with these covenants.

In March 2015, the Company reached an agreement to: (i) extend the principal payments that were due in 2015 (amounting to approximately US$ 15,000,000), which will be divided pro-rata during the remaining principal installments, starting in March 2016 and (ii) to increase the variable interest rate to six-month LIBOR + 4.0%.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired through a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank. The loan was granted in Chilean pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%.

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 11 (Continued)

Borrowings (Continued)

As of the date of this interim condensed consolidated report, the Group has been granted with credit lines for over US$ 47,000,000.

Note 12

Provision for other long-term liabilities

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2015	Year ended 31 December 2014
Assets retirement obligation and other environmental liabilities	33,707	33,286
Deferred income	5,268	5,736
Other	6,284	7,888
	45,259	46,910

Note 13

Trade and other payables

The outstanding amounts are as follows:

Amounts in US$ '000	At 30 September 2015	Year ended 31 December 2014
Trade payables	38,827	64,457
Payables to related parties (1)	20,715	16,591
Taxes and other debts to be paid	4,827	10,031
Staff costs to be paid	7,439	7,226
V.A.T.	376	3,449
To be paid to co-venturers	8,036	1,335
Royalties to be paid	2,375	2,398
	82,595	105,487

Classified as follows:

Current	63,040	88,904
Non-Current	19,555	16,583

(1)	Corresponds to related parties loans granted by LGI. The maturity of these loans is July 2020 and the applicable interest rate is 8% per annum.

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 14

Oil industry situation and the impact on GeoPark’s operations

As a consequence of oil price crisis which started in the second half of 2014 (WTI and Brent, the main international oil price markers, fell more than 40% between September 2014 and February 2015), the Company has undertaken a decisive cost cutting program to ensure its ability to both maximize the work program and preserve its liquidity. The main decisions within the mentioned program for 2015 include:

-	Reduction of its capital investment taking advantage of the discretionary work program.

-	Deferment of capital projects by regulatory authority and partner agreement.

-	Renegotiation and reduction of oil and gas service contracts, including drilling and civil work contractors, as well as transportation trucking and pipeline costs.

-	Operating cost improved efficiencies and temporary suspension of certain marginal producing oil and gas fields. In addition, further cost reductions resulted from a general depreciation of Latin American currencies (Colombian peso, Brazilian real, Chilean peso, Argentine peso and Peruvian sol), in connection with operating and structure costs established in local currencies and also related to a voluntary salary reduction by GeoPark’s senior management team and Board of Directors.

During February 2015, the Company reduced its workforce significantly. This reduction streamlined certain internal functions and departments for creating a more efficient workforce in the current economic environment. As a result, the Company expects cost savings associated with the reduction of full-time and temporary employees, excluding one-time termination costs. Continuous efforts and actions to reduce costs and preserve liquidity have continued throughout the year and will continue in the future.

In addition, actions taken by the Company to maximize ongoing work projects and to reduce expenses, including renegotiations and reduction of oil and gas service contracts and other initiatives included in the cost cutting program adopted may expose the Company to claims and contingencies from interested parties that may have a negative impact on its business, financial condition, results of operations and cash flows. As of the date of this interim condensed consolidated report, according to internal estimates, the Company has recognized approximately US$ 4,100,000 for future contingent payments in connection with claims of third parties. The mentioned costs are allocated under the other (expenses) income line, included in the Consolidated Statement of Income.

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 15

Capital commitments in Chile

On 18 August 2015 the Chilean Ministry accepted the Company’s proposal to extend the first exploratory period in the Campanario Block and Isla Norte Block for an additional period of 18 months. The only remaining commitments in Chile are related to these Tierra del Fuego blocks. The future investment commitments assumed by GeoPark outstanding are up to:

•	Campanario Block: 3 exploratory wells before 11 July 2017 (US$ 11,880,000)

•	Isla Norte Block: 2 exploratory wells before 7 May 2017 (US$ 6,480,000)

Note 16

Subsequent events

New blocks awarded in the Brazil Bid Round 13

In October 2015, the Company was awarded four new exploratory blocks (covering 30,200 acres) in the Brazil Bid Round 13, complementing the Company’s existing exploration portfolio in the Reconcavo and Potiguar basins. GeoPark has committed to invest for the new blocks, a minimum of approximately US$ 3,500,000 (including bonus and work program commitments) during the first exploratory period ending 2019. The bidding round was organized by the ANP and all proceedings and bids have been made public. The winning bids are subject to confirmation of qualification requirements.

The awarded blocks were:

Block (Basin)	Working Interest (WI)	Operator
POT-T-747 (Potiguar)	70% (*)	GeoPark
POT-T-882 (Potiguar)	70% (*)	GeoPark
REC-T-93 (Reconcavo)	70% (*)	GeoPark
REC-T-128 (Reconcavo)	70%	GeoPark

(*) 30% WI of proposed partners is subject to ANP approval.

GEOPARK LIMITED 30 SEPTEMBER 2015

Note 16 (Continued)

Subsequent events (Continued)

Dissolution of the PN-T-597 block concession agreement

On 28 November 2013, the ANP awarded GeoPark two concessions in the ANP´s 12th Bid Round. One of these two concessions was the Block PN-T-597. As a result of a class action filed by the Federal Prosecutor’s Office, an injunction was issued by a Brazilian Federal Court against the ANP, the Federal Government and GeoPark Brazil on 13 December 2013. Due to the injunction to which GeoPark Brazil had interpreted that it could not proceed to execution of the concession agreement, GeoPark filed a request to the ANP to suspend the execution of the Concession Agreement. In April 2015, GeoPark was called to have the contract signed, which occurred on 17 July 2015. Notwithstanding all GeoPark efforts to seek for clarification to whether or not the Concession Agreement could be executed according to ANP´s understanding, the judge issued an interlocutory decision on 13 August 2015, with a clear position that the Concession Agreement should not be executed. GeoPark immediately filed a Request towards ANP to annul the signature of the contract and all its effects and revert to the status quo ante, which maintains Geopark´s right to the Block. On 9 October 2015, ANP´s Board issued the Resolution 828/2015 which approved the annulment of the signature of the Contract and revoked the previous Decision that called GeoPark for the signature.